

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Mingming Su
Chief Strategy Officer & Director
DouYu International Holdings Ltd
20/F, Building A, New Development International Center
No. 473 Guanshan Avenue
Hongshan District, Wuhan, Hubei Province 430073
People's Republic of China

> **Re: DouYu International Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 25, 2023**
> **File No. 001-38967**

Dear Mingming Su:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 1

1. Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.

Condensed Consolidating Schedule, page 9

2. Please revise your Condensed Consolidating Schedule as follows:
    - Include a column for the WFOE separate from the other subsidiaries and present these columns in between the "Our Company" and "VIE and VIEs' subsidiaries" columns.
    - Disclose "Investment in subsidiaries" and "Amounts due from VIEs" in two separate line items. To the extent the "Investment in subsidiaries" includes amounts related to

        both equity method investments and "investments" through contractual arrangements, revise to present such amounts in separate line items to avoid any implication that the VIE arrangements are similar to an equity method investment.

- Present amounts due to/due from between the VIEs and the parent company and the VIEs and the WFOE separately from any amounts due to/due from between the parent and or subsidiaries and their equity owned subsidiaries.
- Present any revenue and costs and expenses related to service fees paid by the VIEs to the WFOE and/or parent company separately from the other costs and expenses of the VIEs.
- To the extent the line item "Loss from equity in subsidiaries and the VIEs and VIEs' subsidiaries" includes earnings/losses from equity method investments as well as amounts from interests in the VIEs through contractual arrangements, revise to present such amounts in separate line items as the current presentation implies the VIE arrangements are similar to an equity method investment.
- Revise the cash flow information as necessary based on revisions requested in above bullet points.

<u>Item 5. Operating and Financial Review and Prospects, page 123</u>

3. We note your definition of MAUs only refers to the number of active mobile users in a given month. Considering your platform is operated on both mobile apps and PCs, please tell us what measure you use to monitor non-mobile users and revise to include a quantified discussion of such measures. In this regard, we note your definition of MAUs included in the December 31, 2021 Form 20-F included both the number of active PC users and mobile users, and your definition of active users on page ii of this filing refers to both PC and mobile users. In addition, you state on page 56 that for performance tracking purposes you monitor metrics such as active users, which appears to refer to all active users and not just mobile users. Similarly, we note your average eSports MAU and average next month active user retention rate have also been revised to only refer to mobile users. Tell us how you monitor such measures for non-mobile users and revise to include a quantified discussion of such measures. In your response please provide us your total MAUs, average eSports MAUs and average next month active user retention rate for both PC and mobile users for each period presented. Refer to SEC Release 33-10751.

4. You state that your ability to attract and retain popular streamers is a factor affecting your results of operations. Please tell us what measures you use to monitor your streamer base and evaluate the popularity or influence of streamers, and revise to include a quantified discussion of such measures. In this regard, we note that you refer to top streamers throughout this filing and use the terms "top-tier" and "mid-tier" to describe your streamers during your earnings calls. In your response, provide us with the number of total streamers, top-tier streamers and mid-tier streamers for each period presented.

5.   You state that your ability to strengthen monetization capabilities is a factor affecting your results of operations and that your livestreaming revenue is primarily driven by the number of paying users and ARPPU. We note you have provided annual paying users and quarterly average paying users. Please revise to include the actual quantification of your ARPPU for the corresponding time frames or explain why you believe a quantified discussion of such measure is not necessary.

6.   You refer to reduced marketing activities and the implementation of stable operating strategies as factors that contributed to the decrease in your paying user base and livestreaming revenue during fiscal 2022. Please revise to provide a more comprehensive discussion of these initiatives both here and in your Business section. To the extent such changes are reasonably likely to continue to have a material effect on your revenue, operations or liquidity, revise here to include a discussion of such trends. Refer to Item 5.D of Form 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

7.   We note your statement that you reviewed your register of members and the public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

8.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

9.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

10.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for your "material operating entities." Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3), (b)(4), and (b))(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

General

11. Please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition.

12. Please provide a detailed legal analysis regarding whether (A) the company and (B) each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 ("Investment Company Act"). In your response, address the company and each subsidiary separately and also address in detail, for each such entity, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

13. Please provide a detailed legal analysis regarding whether (A) the company and (B) each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include, for the company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.

14. Please discuss whether the company considers (A) those assets categorized as "short-term bank deposits" and "investments" in the the recent Form 20-F filing and (B) its holdings of interests or shares in its subsidiaries—including, but not limited to, the VIEs—to be "investment securities" as defined under Section 3(a)(2) of the Investment Company Act. In each case, please provide the legal basis for your position.

15. Please add risk factor language to clearly disclose (A) the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the Investment Company Act and (B) the consequences if you or any subsidiaries are deemed to be an investment company under the Investment Company Act.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at (202) 551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Li He